Intuit Inc. 2700 Coast Ave. Mountain View, CA 94043
January 7, 2009
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
          cc: Melissa Kindelan — Staff Accountant

Re:	Intuit Inc. Form 10-K for Fiscal Year Ended July 31, 2009 Filed September 15, 2009 Form 10-Q for Fiscal Quarter Ended October 31, 2009 Filed December 4, 2009

SEC File No. 0-21180
Dear Ms. Collins:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated December 9, 2009 relating to the above referenced filings of Intuit Inc.
     We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
     Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 10-K for Fiscal Year Ended July 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Goodwill, Purchased Intangible Assets and Other Long-Lived Assets — Impairment Assessments, page 36
Comment
1.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.
Response:
In future annual filings, Intuit Inc. will disclose the following in more detail with regard to any reporting units that have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of our goodwill impairment analysis:
•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.
Intuit’s annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal 2009, did not result in an impairment charge, as the test indicated that the fair value of each reporting unit substantially exceeded its carrying value by 5% or greater.
Note 4. Goodwill and Purchased Intangible Assets
Purchased Intangible Assets, page 75
Comment:
2.	We note that in May 2009 you acquired technology licensing rights with a present value of $89.2 million of which you determined that $76.6 million related to future licensing rights and $12.6 million related to the historical use of such licensing rights. Please explain further the circumstances under which you acquired a technology licensing right that included costs for past usage. In this regard, tell us whether this acquisition resulted for a technology infringement settlement. Also, tell us how you identified each element to this transaction and explain how you determined the value for each element.
Response:
Intuit was approached by a third party offering to license certain technology to Intuit. In the fourth quarter of fiscal 2009, Intuit entered into a license agreement covering historical and future use of certain technology as well as covenants not to sue, for a total consideration of $120 million (with a present value of $89.2 million) payable over the next ten fiscal years. A third-party valuation advisory firm was retained to assist us in determining the estimated fair value and corresponding allocation of the components of the arrangement. The cost of the arrangement was allocated between the following elements:

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1)	historical use of the licensed technology;

2)	the future use of the licensed technology; and

3)	covenants not to sue with respect to additional technology not covered by the license agreement
The fair value of the future rights to use, as well as the historical use of the technology was determined to be reliably measurable using a relief-from-royalty valuation approach. The fair value of the future covenants not to sue was determined using the residual approach. The value attributed to the covenants not to sue represents future potential exposure to litigation. These acquired rights were not a result of a technology infringement settlement.
Form 10-Q for Fiscal Quarter Ended October 31, 2009
Note 1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies
Computation of Net Income (Loss) Per Share, page 9
Comment:
3.	We note that you have outstanding unvested restricted stock units. Please confirm that you adopted ASC 260-10-45-61A (FSP EITF 03-6-1) effective January 1, 2009 and tell us what impact, if any, this guidance had on these awards and accordingly, on the company’s basic earnings per share calculations.
Response:
We confirm that we adopted ASC 260-10-45-61A (FSP EITF 03-6-1) effective August 1, 2009 pursuant to ASC 260-10-65-2. This adoption did not have any effect on our financial statements, including our basic earnings per share calculations. Our outstanding unvested restricted stock units are outside the scope of this guidance as these awards do not contain nonforfeitable rights to dividends or dividend equivalents. Our 2005 Equity Incentive Plan (as filed by Exhibit 5.01 to the Form S-8 filed December 17, 2008) explicitly states,
“No Participant or Authorized Transferee will have any rights as a stockholder of the Company with respect to any Shares until Shares are issued to the Participant or Transferee. After Shares are issued to the Participant or Authorized Transferee, the Participant or Authorized Transferee will be a stockholder and have all the rights of a stockholder with respect to the Shares including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares.”
Accordingly, restricted stock units are not treated as outstanding shares of stock for purposes of receiving dividends until the units vest and the underlying shares of stock are issued. Therefore, outstanding unvested restricted stock units granted pursuant to the 2005 Equity Incentive Plan do not meet the definition of a participating security under ASC 260-10-45-61A.
* * * * * * * *

Pursuant to the Staff’s request, the company acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact the undersigned at (650) 944-3891. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Very truly yours, Intuit Inc.
/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President, Corporate Controller

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